 Exhibit 99.1

NEWS RELEASE

Great Panther Announces Cease Trade Order

For immediate release

Vancouver, BC, November 22, 2022 – Great Panther Mining Limited (OTCPK: GPLDK) ("Great Panther" or the "Company") announces that the British Columbia Securities Commission (the "BCSC") has issued a general "failure to file" cease trade order pursuant to National Policy 11-207 – Failure to File Cease Trade Orders and Revocations in Multiple Jurisdictions (the "CTO") dated November 18, 2022 in respect of the securities of the Company. The order is the result of Great Panther's inability to file its interim financial results for the quarter ended September 30, 2022, and the related management's discussion and analysis and CEO and CFO certificates (collectively, the "Q3 Filings") by the prescribed deadline of November 14, 2022.

As a result of financial and operational constraints, the Company has advised the British Columbia Securities Commission and Alvarez and Marsal Inc. (the "Monitor"), the court-appointed monitor in the Company's proceedings under the Companies' Creditors Arrangement Act ("CCAA"), that it will not be able to continue with its prescribed public markets disclosure going forward. The Company and the Monitor intend to keep stakeholders and the public updated about the Company's financial status through filings and other reports filed as part of the CCAA proceedings. Information regarding the CCAA proceedings is available at https://www.alvarezandmarsal.com/GPR.

The CTO prohibits the trading by any person of any securities of the Company in each jurisdiction in Canada in which the Company is a reporting issuer, including trades in the Company's common shares made through the Canadian Securities Exchange, for as long as the CTO remains in effect. However, the CTO provides an exception for beneficial securityholders of the Company who are not currently (and who were not as of November 18, 2022) insiders or control persons of the Company and who sell securities of the Company acquired before November 18, 2022, if both of the following criteria are met: (i) the sale is made through a "foreign organized regulated market," as defined in section 1.1 of the Universal Market Integrity Rules ("UMIR") of the Investment Industry Regulatory Organization of Canada and (ii) the sale is made through an investment dealer registered in a jurisdiction of Canada in accordance with applicable securities legislation.  The OTC Pink Market does not qualify as a "foreign organized regulated market" under UMIR. Holders of Great Panther securities are urged to consult with their own investment advisors or legal counsel about the implications of the CTO.

The Company also confirms that there is no other material information concerning the affairs of the Company that has not been generally disclosed as of the date of this press release.

ABOUT GREAT PANTHER

Great Panther Mining is a precious metals producer focused on the operation of the Tucano Gold Mine in Brazil where the Company controls a land package covering nearly 200,000 hectares in the prospective Vila Nova Greenstone belt.

For more information, please contact:

T: +1 604 608 1766

TF: 1 888 355 1766

E: info@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2